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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Carp                            Daniel                  A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

Eastman Kodak Company               343 State Street
--------------------------------------------------------------------------------
                                    (Street)

Rochester                          New York             14650
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


Eastman Kodak Company ("EK")
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Day/Year

12/17/02
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


President and Chief Executive Officer
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                              6.
                                                                 4.                             5.           Owner-
                                                                 Securities Acquired (A) or    Amount of      ship
                                                    3.           Disposed of (D)               Securities     Form:     7.
                                      2.A           Transaction  (Instr. 3, 4 and 5)           Beneficially   Direct    Nature of
                        2.            Deemed        Code         ----------------------------- Owned at End   (D) or    Indirect
1.                      Transaction   Execution     (Instr. 8)                   (A)           of Month       Indirect  Beneficial
Title of Security       Date          Date, if any  ------------     Amount      or     Price  (Instr. 3      (I)       Ownership
(Instr. 3)              (mm/dd/yy)    (mm/dd/yy)     Code     V                  (D)           and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)        12/17/02                     J               6,667       D      (1)    37,158         D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock (2)        *                                                                      12,244.438     I         By Trustee's
                                                                                                                        401(k) Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (3)        *                                                                      83.687         I         By Trustee
                                                                                                                        in ESOP
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
            2.                                                                                           Deriv-     of
7           Conver-                            5.                              7.                        ative      Deriv-   11.
            sion                               Number of                       Title and Amount          Secur-     ative    Nature
            or               3A.               Derivative    6.                of Underlying     8.      ities      Secur-   of
            Exer-            Deemed   4.       Securities    Date              Securities        Price   Bene-      ity:     In-
            cise     3.      Execut   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially   Direct   direct
            Price    Trans-  ion      action   or Disposed   Expiration Date   ----------------  Deriv-  Owned      (D) or   Bene-
1.          of       action  Date,    Code     of(D)         (Month/Day/Year)            Amount  ative   at End     In-      ficial
Title of    Deriv-   Date    if any   (Instr.  (Instr. 3,    ----------------            or      Secur-  of         direct   Owner-
Derivative  ative    (Month/ (Month/  8)       4 and 5)      Date     Expira-            Number  ity     Month      (I)      ship
Security    Secur-   Day/    Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.    (Instr.  (Instr.
(Instr. 3)  ity      Year)   Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)         4)       4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Stock                                                                 12/01/05 Common                    75,000.0    D
Units                                                                          Stock
(right to
acquire)
(4)
------------------------------------------------------------------------------------------------------------------------------------
Stock                                                                 12/31/05 Common                    25,000.0    D
Units                                                                          Stock
(right to
acquire)
(5)
------------------------------------------------------------------------------------------------------------------------------------
Restricted  1 for 1    *                                                       Common                    4,796.541   D
Stock                                                                          Stock
Units (6)
------------------------------------------------------------------------------------------------------------------------------------
Restricted   1 for 1   *                                                       Common                    23,310.157  D
Stock                                                                          Stock
Units (7)
------------------------------------------------------------------------------------------------------------------------------------
Restricted   1 for 1   *                                                       Common                    56,958.78   D
Stock                                                                          Stock
Units (8)
------------------------------------------------------------------------------------------------------------------------------------
Restricted   1 for 1 12/17/02         J         6,667        (9)               Common                    6,667       D
Stock                                                                          Stock
Units (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Conversion of previously reported restricted shares into restricted stock units due to a deferral election.

(2) This amount represents a number of units in the Eastman Kodak Employee's Savings and Investment Plan for the account of the reporting person. These units were acquired by the trustee over a period of time at current market prices.

(3) This represents a number of shares held in the Kodak Employee Stock Ownership Plan for the account of the reporting person. These shares were acquired by the trustee over a period of time at current market prices. The trustee previously reported those shares as units.

(4) Stock units granted under 2000 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. At the end of the vesting period, the Board of Directors or a committee thereof, in its discretion, will pay to Mr. Carp the shares or their equivalent in cash.

(5) Stock units granted under 2000 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. At the end of the vesting period, the Board of Directors or a committee thereof, in its discretion, will pay to Mr. Carp the shares or their equivalent in cash. Mr. Carp will receive dividend equivalents until vesting.

(6) Award of restricted stock pursuant to the 1995-1996 Cycle of the Performance Stock Program under the 1995 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. These shares were deferred under this Plan and credited to the reporting person's account as restricted stock units.

(7) Award of restricted stock pursuant to the 1993-1995 Restricted Stock Program under the 1990 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. These shares were deferred under this Plan and credited to the reporting person's account as restricted stock units.

(8) Restrictions lapse on 50% of the units on the second anniversary of the date of grant, and on the remainder, on the fourth anniversary of the date of grant.

(9)  Restrictions lapse on January 12, 2004.

*    Previously reported, increased by reinvestment of dividend equivalents.


/s/James M. Quinn, as attorney-in-fact                      12/18/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Daniel A. Carp


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.